July 1, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention: Rolf Sundwall and Bonnie Baynes

Re: Stronghold Digital Mining, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 8-K, Furnished November 14, 2023
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-40931

Ladies and Gentlemen:

Set forth below is the response of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 27, 2024, with respect to the above captioned reports of the Company (the “SEC Filings”).

For your convenience, the below response is prefaced by the Staff’s corresponding oral comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the SEC Filings.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 1 – Basis of Presentation and Significant Accounting Policies
Cryptocurrency Hosting Revenue, page 94

1.
During our call with the Company on June 13, 2024, it was noted that language in the hosting agreement with Foundry was unclear with respect to the legal substitution right provided in the written agreement. Please explicitly provide in writing, via EDGAR submission, the Company’s position around the exact legal substitution right that existed as of the period in time the agreement was executed. Please note that this position should not consider any explicit changes the Company is currently contemplating via an amendment to the original agreement or any verbally agreed upon rights which includes, but is not limited to, any unwritten mutual understandings.

RESPONSE:  It is the Company’s position that both Foundry and Canaan have the legal right to substitute alternative assets (i.e., Bitcoin miners) throughout the period of use as set forth in each of the hosting agreements. With respect to Foundry, this legal right is explicitly stated in Section 2.2.2 Termination; Exclusion of Certain Bitcoin Miners and Section 5.3 Equipment Removal of the original hosting agreement. Section 2.2.2 explicitly provides Foundry with a substitution right in the event a Bitcoin miner is “Economically Obsolete” or not in “Working Order.” Section 2.2.2.2 states that “Foundry shall have the right to replace that Bitcoin Miner with a Replacement Bitcoin Miner or to repair that Bitcoin Miner to bring it to normal function.” And, further, Section 2.2.2.3 states that “…Foundry shall have thirty (30) days to either (i) in the case of 2.2.2.1 [“Economically Obsolete” Bitcoin Miner], provide a new Bitcoin Miner that is not Economically Obsolete; or (ii) in the case of 2.2.2.2, provide necessary spare parts to cure any defects in the applicable Bitcoin Miner.”

Section 5.3 of the hosting agreement with Foundry also clarifies that Foundry does not have a general right to solely remove Bitcoin miners, but it may remove Bitcoin miners upon delivery of replacement Bitcoin miners at its cost – which explicitly establishes Foundry’s right to replace or substitute alternative assets. Section 5.3 states: “Except as set forth in Section 2.3, Foundry shall not be entitled to remove any Bitcoin Miners from Panther Creek, but Foundry may request that Stronghold remove and deliver the Bitcoin miners to Foundry, upon delivery of Replacement Bitcoin Miners, at Foundry’s sole cost upon not less than thirty (30) business days’ notice.”

Similarly, with respect to Canaan, Section 2.2.2 of the original hosting agreement also explicitly provides Canaan with a substitution right in the event a Bitcoin miner is “Economically Obsolete” or “Not in Working Order.” Further, Section 5.3 Equipment Removal of the hosting agreement with Canaan, similar to the hosting agreement with Foundry, states that “…Cantaloupe may request that Stronghold remove and deliver the Bitcoin Miners to Cantaloupe, upon delivery of Replacement Bitcoin Miners, at Cantaloupe’s sole cost upon not less than fifteen (15) business days’ notice.”

The Company acknowledges the language in the Hosting Contracts could be more clear with respect to the legal substitution rights of Foundry and Canaan, including due to the inclusion of capitalized but undefined terms, and is in the process of seeking amendments to the original Hosting Contracts. However, the Company also notes that Foundry and Canaan’s legal substitution rights have been sufficiently established in the Hosting Contracts and have been so interpreted by all parties to the Hosting Contracts since the inception of each hosting agreement. These legal substitution rights cover scenarios in which (1) the hosted Bitcoin miners are determined to be economically obsolete, as defined in the Hosting Contracts, (2) the hosted Bitcoin miners are not in working order, as defined in the Hosting Contracts, and (3) either Foundry or Canaan can elect to provide replacement Bitcoin miners for any reason that is mutually beneficial to all parties, including, but not limited to, the provision of more efficient Bitcoin miners.

The Company believes it is important to highlight that its accounting analysis of the Hosting Contracts previously submitted in the Company’s response letter dated May 6, 2024, results in failing not one but two of the three required lease criteria under ASC 842, Leases. The Hosting Contracts also fail the third lease criterion because the Company does not have the right to control how and for what purpose the hosted Bitcoin miners are used throughout the period per ASC 842-10-15-20. The Company concluded on the legal substitution rights of Foundry and Canaan (detailed above) only after carefully considering and evaluating all required lease criteria under ASC 842. Set forth below is an excerpt from our comprehensive accounting analysis of the third lease criterion regarding the customer’s right to direct the use of the identified asset, which is separate from the legal substitution right under question.

(3)	Does the customer under the Hosting Contracts have the right to direct the use of the identified PP&E?

Third, the Company considered the following guidance to determine if the customer (i.e., the Company) has the right to direct the use of the identified asset:

“842-10-15-20  A customer has the right to direct the use of an identified asset throughout the period of use in either of the following situations:
a.	The customer has the right to direct how and for what purpose the asset is used throughout the period of use (as described in paragraphs 842-10-15-24 through 15-26).

b.	The relevant decisions about how and for what purpose the asset is used are predetermined (see paragraph 842-10-15-21) and at least one of the following conditions exists:
1.
The customer has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use without the supplier having the right to change those operating instructions.

2.	The customer designed the asset (or specific aspects of the asset) in a way that predetermines how and for what purpose the asset will be used throughout the period of use.”

Neither of these situations per ASC 842-10-15-20 apply to the Hosting Contracts. Based on the terms of the Hosting Contracts, the Company’s rights are limited to operating or maintaining the hosted Bitcoin miners. Per ASC 842-10-15-26, “[e]xamples of decision-making rights that do not grant the right to direct how and for what purpose the asset is used include rights that are limited to operating or maintaining the asset.” Furthermore, the Company notes that the relevant decisions about how and for what purpose the hosted Bitcoin miners are used are not predetermined. As previously stated in our response to prior comment 4, dated March 6, 2024, under our hosting agreements, we agree to maintain and operate the hosted Bitcoin miners as instructed in writing by the customer. That is, both Foundry and Canaan have the right to change any operating instructions throughout the period (so long as such instruction is commercially reasonable). Furthermore, the Hosting Contracts state, under Section 1.2. Hosting Services, that only in the event that Foundry or Canaan does not provide instruction in writing, the Company will use its commercially reasonable judgment in performing such hosting services. Lastly, Section 5.1. Relocation by Stronghold of the Hosting Contracts requires the Company to receive prior written approval from Foundry and Canaan to relocate the Bitcoin miners for any reason other than for the purposes of protecting the Bitcoin miners from hazardous conditions and/or performing maintenance work. As such, the Company concludes that it does not have the right to direct the use of the Bitcoin miners under the Hosting Contracts per ASC 842-10-15-20.

Overall Conclusion:  Based on the analysis above, the Company determined that the Hosting Contracts do not contain a lease for the Bitcoin miners delivered to the Company’s Panther Creek power plant. Foundry and Canaan, as the suppliers of the Bitcoin miners, have substantive substitution rights, and therefore, the underlying assets do not represent identified assets which means the Hosting Contracts do not contain a lease. Additionally, the Hosting Contracts do not convey the right to control the hosted Bitcoin miners to the Company (and, more specifically, the right to direct how and for what purpose the hosted Bitcoin miners are used throughout the period). Overall, decision-making rights about operating and maintaining the hosted Bitcoin miners within the context of the Hosting Contracts – whether expressed directly in writing or indirectly in the form of veto power – lie with Foundry and Canaan.

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Matthew J. Smith
Name:	Matthew J. Smith
Title:	Chief Financial Officer